Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR11-08	May 10, 2011

International Tower Hill Mines Appoints
James Komadina as New Chief Executive Officer

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the appointment of Mr. James J. Komadina as the Company’s new Chief Executive Officer and as a director, effective June 1, 2011. He will be stepping into the role currently held by Jeff Pontius, who will move to the Company’s board of directors. Mr. Komadina has 32 years of diverse natural resource experience in project development, construction and operations, having held senior management positions with major gold producers including Gold Fields, AngloGold and Newmont.

Most recently, Mr. Komadina was the President and Chief Operating Officer of Brazauro Resources, a Canadian resource company with operations in Brazil, where he was responsible for all exploration, development and operational activities until the company was acquired in July 2010 by Eldorado Gold at a 92% premium to the market price. Other experience includes his role as the Senior Vice President, Development Projects for Gold Fields where he led the development and construction of the $430 Million Cerro Corona project in Peru. From 1999 to 2003, he was the President and Chief Executive Officer, North America, for AngloGold Limited where he was responsible for all regional business activities. From 1992 to 1999, he held various senior positions with Minorco/AngloGold North America, including Executive VP and COO responsible for operations producing approximately 500,000 ounces per year as well as associated reserve and capital programs including the development and operation of the Cripple Creek Mine in Colorado. Prior to that, he was the VP Operations Planning for Newmont Gold Company directing various Nevada expansion projects and assessing merger opportunities. Mr. Komadina holds a Bachelor of Science degree in Metallurgical Engineering from the University of Arizona, a Master of Business Administration from the University of Phoenix and completed the Advanced Management Program at the Wharton School of Business.

Jeff Pontius, outgoing Chief Executive Officer of ITH, states: “The appointment of Jim Komadina as the new CEO of International Tower Hill Mines marks an historic transition for the Company as we advance towards becoming a North American mid-tier gold producer. Jim’s exceptional large project design and operations experience at multiple major gold projects, along with his corporate merger and acquisitions experience, ideally positions him to lead our Company to its next level of growth.”

James Komadina, incoming Chief Executive Officer, states “I am very pleased to be joining such a dynamic and well positioned team at ITH with a truly world-class gold project at Livengood. I look forward to developing a major new North American gold project as well as leading the Company to its next level of success. I see a number of opportunities to grow and develop both the Livengood project and the Company as a whole and will be focused on building value for ITH shareholders.”

Henk Van Alphen, Chairman of ITH, states: “In addition to our excitement on having Mr. Komadina join ITH, the board would like to thank Jeff Pontius for his exceptional effort in the formation and advancement of the Company to where it is today. Jeff’s skill at defining and developing yet another major world-class gold discovery has brought our shareholders tremendous value and we look forward to his counsel on the board and continued involvement in advancing and expanding the Livengood exploration program.”

International Tower Hill Mines Ltd.	- 2 -	May 10, 2011
NR11-08 Continued

Grant of Incentive Stock Options

The Company also announces that, pursuant to its 2009 Incentive Stock Option Plan, it has granted Mr. Komadina incentive stock options to purchase 1,000,000 common shares in the capital stock of the Company. The options are exercisable on or before May 9, 2016 at a price of CAD 8.35 per share and will vest as to 333,333 shares upon grant, as to 333,333 shares on May 9, 2012 and as to the balance on May 9, 2013.

About International Tower Hill Mines Ltd.

International Tower Hill Mines controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. The Company is focused on the rapid advancement of the project into a compelling potential development project in 2011 while it continues to expand its current resource and explore a land package spanning 145 km2 for new deposits.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499\

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for the Company to become a mid-tier gold producer, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.